Exhibit 99.1

LexinFintech Holdings Ltd. Reports Fourth Quarter and Full Year 2018

Unaudited Financial Results

SHENZHEN, China, March 14, 2019 (GLOBE NEWSWIRE) — LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumer finance platform for educated young adults in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter and Full Year 2018 Operational Highlights:

•                      Total outstanding principal balance of loans reached RMB32.4 billion as of December 31, 2018, representing an increase of 68.1% from RMB19.3 billion as of December 31, 2017.

•                      Total loan originations in the fourth quarter of 2018 reached RMB21.0 billion, an increase of 27.9% from RMB16.4 billion in the fourth quarter of 2017. Total loan originations in 2018 reached RMB66.1 billion, representing an increase of 38.5% from RMB47.7 billion in 2017.

•                      The GMV1 of our e-commerce channel amounted to RMB1.7 billion, representing an increase of 50.5% from RMB1.1 billion in the fourth quarter of 2017. The GMV of our e-commerce channel in 2018 reached RMB5.8 billion, representing an increase of 41.9% from RMB4.1 billion.

•                      The weighted average tenor of loans originated on our platform in the fourth quarter of 2018 was approximately 14.2 months. The weighted average APR2 was 25.8% for the fourth quarter of 2018.

•                      Total number of registered users reached 37.3 million as of December 31, 2018, representing an increase of 55.8% from 23.9 million as of December 31, 2017; and users with credit line reached 10.5 million as of December 31, 2018, up by 38.8% from 7.6 million as of December 31, 2017.

•                      Number of active customers who used our loan products in the fourth quarter of 2018 reached 3.0 million, compared to 2.8 million in the fourth quarter of 2017. Number of new active customers who used our loan products in the fourth quarter of 2018 was 606 thousand.

•                      Number of active customers who used our loan products in 2018 reached 4.9 million, representing an increase of 20.0% from 4.1 million in 2017. Number of new active customers who used our loan products in 2018 was 2.3 million.

•                      90 day+ delinquency ratio3 was 1.41% as of December 31, 2018.

1 “GMV” refers to the total value of transactions completed for products purchased on the e-commerce channel of our platform, net of returns.

2 APR is the annualized percentage rate of all-in interest costs and fees to the borrower over the net proceeds received by the borrower. Weighted average APR is weighted by loan origination amount for each loan originated in the period.

3 90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged off are not included in the delinquency rate calculation.

Fourth Quarter 2018 Financial Highlights:

•                      Total operating revenue reached RMB2.1 billion. Financial services income reached RMB1.3 billion, representing an increase of 46.8% from the fourth quarter of 2017. Loan facilitation and servicing fees reached RMB825 million, representing an increase of 331% from the fourth quarter of 2017.

•                      Gross profit reached RMB925 million, representing an increase of 113% from the fourth quarter of 2017.

•                      Net income was RMB688 million, representing an increase of 585% from the fourth quarter of 2017.

•                      Non-GAAP EBIT4 was RMB850 million, representing an increase of 258% from the fourth quarter of 2017.

•                      Adjusted net income4 was RMB724 million, representing an increase of 473% from the fourth quarter of 2017. Adjusted net income per ADS4 was RMB4.0 on a fully diluted basis.

Full Year 2018 Financial Highlights:

•                      Total operating revenue reached RMB7.6 billion. Financial services income reached RMB5.0 billion, representing an increase of 65.7% from 2017. Loan facilitation and servicing fees reached RMB2.1 billion, representing an increase of 448% from 2017.

•                      Gross profit reached RMB3.0 billion, representing an increase of 128% from 2017.

•                      Net income was RMB2.0 billion, representing an increase of 723% from 2017.

•                      Non-GAAP EBIT4 was RMB2.3 billion, representing an increase of 259% from 2017.

•                      Adjusted net income4 was RMB2.1 billion, representing an increase of 439% from 2017. Adjusted net income per ADS4 was RMB11.6 on a fully diluted basis.

4 Non-GAAP EBIT, adjusted net income, adjusted net income per ordinary share and per ADS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“I am excited to report another quarter of strong performance, which has been driven by our three key advantages of diversified funding sources, financial technology, and consumption scenarios,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer.

“We have been stepping up efforts to meet the consumption needs of our customers this year by adding more product and service categories on Fenqile and working with more ecommerce providers,” continued Mr. Xiao. “In the future, we will continue to deepen the engagement with our customers and provide them with additional services and benefits. As the post ‘95 generation increasingly becomes the driving force of China’s consumption and the government takes measures to strengthen domestic consumption, we believe that with our superior operating model, we will be in a strong position to benefit from the opportunities.”

“We continue to see strong year-on-year growth in our business in the fourth quarter,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer. “In the fourth quarter, Lexin’s gross profit reached RMB925 million and our non-GAAP EBIT reached RMB850 million, representing an increase of 113% and 258% from the same period in 2017. Our adjusted net income also increased by 473% to over RMB724 million due to our strong performance.”

“Credit performance and credit quality continues to be strong,” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer. “Our vintage charge-off rate5 is just over 2.0%, and our 90 day+ delinquency rate was 1.41% as of December 31, 2018. We fully expect the strong performance to continue in the future.”

5 “Vintage charge-off rate” refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

Changes in Accounting Policies

As an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act, the Company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In the fourth quarter of 2018, the Company elected to “opt out” of such exemption afforded to an emerging growth company and, as a result, the Company would comply with new or revised accounting standards as required when they are effective for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. In light of the Company’s decision to opt out of the extended period under the JOBS Act, the Company has adopted all applicable accounting standards which have been effective for public companies for the year beginning on January 1, 2018, for the preparation of the financial information for the year ended December 31, 2018. In addition, the accompanying financial information for each of the first three quarters of 2018 has been revised to reflect the application of all applicable new accounting standards. The adoption of the following new accounting standards has a significant impact on the Company’s financial results.

The Company has adopted Accounting Standards Codification (“ASC”) 606 - Revenue from Contracts with Customers, using the modified retrospective method in accordance with U.S. GAAP. The Company recognized the cumulative effect of approximately RMB210 million as an increase to the opening balances of retained earnings, as of January 1, 2018, as a result of the initial application of the revenue standards. For each of the three months ended March 31, June 30, September 30 and December 31, 2018, the adoption of this new revenue standard resulted in an increase in revenue of approximately RMB43.1 million, RMB256 million, RMB156 million and RMB371 million, respectively. The impact primarily resulted from the earlier recognition of revenue under ASC 606 for service fees collectible in monthly instalments related to our off-balance sheet loan products. The Company provides the loan facilitation and matching services and post-origination services as multiple deliverable arrangements. Under ASC 605, service fees collectible in monthly instalments are considered contingent and, therefore, are not allocable to different deliverables until the contingency is resolved (i.e., upon receipt of the monthly service fees). Under ASC 606, service fees collectible in monthly instalments are considered variable consideration which is contingent on a future event occurring. The Company considers the constraint on variable consideration and only recognizes revenue to the extent that it is probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Revenue is recognized when each of the performance obligations is satisfied at a point in time or over time separately using the total estimated consideration allocated to the different performance obligations based on their relative fair value. Revenue from loan matching and facilitation services is recognized upon successful matching of borrowers with lenders, and revenue from post-origination services is recognized over the term of the related contracts.

The Company has adopted Accounting Standards Update (“ASU”) No. 2016-01, “Financial Instruments”. For equity investments without readily determinable fair value, the Company elected to measure them at cost minus impairment (if any), plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuers. As a result of the adoption of this new standard, we recorded an investment income of RMB18.8 million for the third quarter of 2018.

Fourth Quarter 2018 Financial Results:

Operating revenue increased from RMB1.6 billion in the fourth quarter of 2017 to RMB2.1 billion in the fourth quarter of 2018. This increase in operating revenues was due to the increase in financial services income for the quarter, driven by continuing increases in the number of active customers and the average total outstanding principal balance of total on-balance and off-balance loans. In addition, as a result of the adoption of ASC 606, revenue from loan facilitation and servicing is generally recognized earlier in the life of the contract. For the three months ended December 31, 2018, the impact of applying ASC 606 resulted in an increase in revenue of approximately RMB371 million.

Financial services income increased by 46.8% from RMB902 million in the fourth quarter of 2017 to RMB1.3 billion in the fourth quarter of 2018. This increase was primarily contributed by the increase in the loan facilitation and servicing fees.

Loan facilitation and servicing fees increased by 331% from RMB191 million in the fourth quarter of 2017 to RMB825 million in the fourth quarter of 2018. Other than the impact of the adoption of ASC 606 as mentioned above, this increase was primarily due to significant increase in off-balance sheet loans originated as a result of the continuing growth of our business as well as business model adjustments made to Juzi Licai in the second quarter of 2018. All new loans funded by individual investors on Juzi Licai under this new business model have been accounted for as off-balance sheet loans, commencing from late April 2018. Prior to that, loans funded by individual investors on Juzi Licai were accounted for as on-balance sheet loans. As a result, revenues generated from loan facilitation and servicing increased significantly.

Interest and financial services income decreased by 30.0% from RMB657 million in the fourth quarter of 2017 to RMB460 million in the fourth quarter of 2018 due to a decrease in on-balance sheet loans originated on our platform as a result of the aforementioned business model adjustments in the second quarter of 2018.

Funding cost decreased by 23.8% from RMB222 million in the fourth quarter of 2017 to RMB170 million in the fourth quarter of 2018, which is consistent with the decrease of the interest and financial services income.

Processing and servicing cost increased by 53.0% from RMB68.3 million in the fourth quarter of 2017 to RMB104 million in the fourth quarter of 2018. This increase was primarily due to an increase in salaries and personnel related costs, an increase in risk management expenses and an increase in credit assessment cost.

Provision for credit losses decreased by 13.3% from RMB189 million in the fourth quarter of 2017 to RMB164 million in the fourth quarter of 2018, which is consistent with the decrease in the on-balance sheet loans originated on our platform. The Company is continuing to improve its credit assessment and risk management capabilities to enhance its collection efforts while maintaining credit risks at a reasonable level.

Gross profit increased by 113% from RMB434 million in the fourth quarter of 2017 to RMB925 million in the fourth quarter of 2018. The significant increase in the gross profit margin is primarily due to the significant increase of loan facilitation and servicing fees resulting from the enlarged proportion of the off-balance sheet loans, which have higher gross profit margin than interest and financial services income generated from on-balance sheet loans.

Sales and marketing expenses increased by 94.3% from RMB108 million in the fourth quarter of 2017 to RMB210 million in the fourth quarter of 2018. This increase was primarily due to an increase in online promotional fees and advertising costs, an increase in share-based compensation expenses allocated to sales and marketing expenses, and an increase in salaries and personnel related costs.

Research and development expenses increased by 19.3% from RMB67.0 million in the fourth quarter of 2017 to RMB80.0 million in the fourth quarter of 2018. This increase was primarily due to an increase in share-based compensation expenses allocated to research and development expenses, and an increase in salaries and personnel related costs.

General and administrative expenses increased by 38.0% from RMB56.6 million in the fourth quarter of 2017 to RMB78.1 million in the fourth quarter of 2018. This increase was primarily due to an increase in professional service fees, an increase in share-based compensation expenses allocated to general and administrative expenses, and an increase in salaries and personnel related costs.

Gain on guarantee liabilities for the fourth quarter of 2018 was RMB94.6 million, which resulted from releasing of liabilities through our performance of the guarantee for loans funded by individual investors on Juzi Licai that are covered by risk safeguard scheme.

Change in fair value of financial guarantee derivatives for the fourth quarter of 2018 was a gain of RMB170 million, compared to a gain of RMB15.3 million in the fourth quarter of 2017. The increase was primarily due to increasing realization of gains through our performance of the guarantee, as well as the impact of adjustment to the estimated expected default rates of the underlying loans.

Income tax expense for the fourth quarter of 2018 was RMB121 million, compared to income tax expense of RMB109 million in the fourth quarter of 2017. The increase was primarily due to the significant increase of our taxable income from the same period of 2017.

Net income for the fourth quarter of 2018 was RMB688 million, representing an increase of 585% from RMB100 million in the fourth quarter of 2017.

Adjusted net income for the fourth quarter of 2018 was RMB724 million, representing an increase of 473% from RMB126 million in the fourth quarter of 2017.

Full Year 2018 Financial Results:

Operating revenue increased from RMB5.6 billion in 2017 to RMB7.6 billion in 2018. This increase in operating revenues was primarily attributable to the increase in financial services income for the year, driven by continuing increases in the number of active customers and the average total outstanding principal balance of total on-balance and off-balance sheet loans. In addition, as a result of the adoption of ASC 606, revenue from loan facilitation and servicing is generally recognized earlier in the life of the contract. For the year ended December 31, 2018, the impact of applying the new revenue standard resulted in an increase in revenue of approximately RMB826 million.

Financial services income increased by 65.7% from RMB3.0 billion in 2017 to RMB5.0 billion in 2018. This increase was primarily contributed by increase in the loan facilitation and servicing fees.

Loan facilitation and servicing fees increased by 448% from RMB379 million in 2017 to RMB2.1 billion in 2018. Except for the impact of the adoption of new revenue standard as aforementioned, this increase was primarily due to significant increase in off-balance sheet loans originated as a result of the continuing growth of our business as well as business model adjustments made to Juzi Licai in the second quarter of 2018. All new loans funded by individual investors on Juzi Licai under this new business model have been accounted for as off-balance sheet loans, commencing from late April 2018. Prior to that, loans funded by individual investors on Juzi Licai were accounted for as on-balance sheet loans. As a result, revenues generated from loan facilitation and servicing increased significantly.

Interest and financial services income increased by 12.2% from RMB2.4 billion in 2017 to RMB2.7 billion in 2018, while the balances of financing receivables decreased by 44.8% from RMB11.6 billion to RMB6.4 billion due to the decrease of on-balance loans originated on our platform in 2018 as well as the repayment of existing on-balance sheet loans during the year.

Funding cost increased by 13.4% from RMB792 million in 2017 to RMB898 million in 2018, which is consistent with the increase of the interest and financial services income.

Processing and servicing cost increased by 44.7% from RMB224 million in 2017 to RMB324 million in 2018. This increase was primarily due to an increase in salaries and personnel related costs as we increased the headcount of processing and servicing personnel, an increase in fees to third-party payment platforms, and an increase in risk management expenses.

Provision for credit losses increased by 44.5% from RMB612 million in 2017 to RMB884 million in 2018. The Company is continuing to improve its credit assessment and risk management capabilities to enhance its collection efforts while maintaining credit risks at a reasonable level.

Gross profit increased by 128% from RMB1.3 billion in 2017 to RMB3.0 billion in 2018. The significant increase in the gross profit margin is primarily due to the significant increase of loan facilitation and servicing fees resulting from the enlarged proportion of the off-balance sheet loans, which have higher gross profit margins than interest and financial services income generated from on-balance sheet loans.

Sales and marketing expenses increased by 45.5% from RMB406 million in 2017 to RMB590 million in 2018. This increase was primarily due to an increase in online promotional fees and advertising costs, an increase in share-based compensation expenses allocated to sales and marketing expenses, and an increase in salaries and personnel related costs.

Research and development expenses increased by 36.1% from RMB235 million in 2017 to RMB320 million in 2018. This increase was primarily due to an increase in payroll and related expenses, an increase in share-based compensation expenses allocated to research and development expenses, and an increase in depreciation expenses allocated to research and development expenses.

General and administrative expenses increased by 37.4% from RMB204 million in 2017 to RMB280 million in 2018. This increase was primarily due to an increase in share-based compensation expenses allocated to general and administrative expenses and an increase in payroll expenses. In addition, we incurred an increase in professional service fees and rental expenses.

Gain on guarantee liabilities for 2018 was RMB108 million, which resulted from the releasing of liabilities through our performance of the guarantee for loans funded by individual investors on Juzi Licai that are covered by risk safeguard scheme.

Change in fair value of financial guarantee derivatives for 2018 was a gain of RMB197million, compared to a gain of RMB47.4 million in 2017. The increase was primarily due to increasing realization of gains through our performance of the guarantee, as well as the impact of adjustment to the estimated expected default rate of the underlying loans.

Income tax expense for 2018 was RMB132 million, compared to income tax expense of RMB234 million in 2017. The decrease was due to the decrease of the annualized effective income tax rate, primarily resulting from the lower enacted income tax rate for certain major subsidiaries in 2018. In addition, the Company’s PRC subsidiaries completed 2017 annual tax filings with relevant tax authorities in May 2018. The tax filing result provided additional insights as to the recoverability of the deferred tax assets arising from provision for credit losses. Accordingly, a valuation allowance of RMB193 million previously recognized as of December 31, 2017 was reversed in the second quarter of 2018.

Net income for 2018 was RMB2.0 billion, representing an increase of 723% from RMB240 million in 2017.

Adjusted net income for 2018 was RMB2.1 billion, representing an increase of 439% from RMB389 million in 2017.

Please click here to view our vintage curve:

https://mma.prnewswire.com/media/694073/vintage_1.jpg

Outlook

Based on Lexin’s preliminary assessment of the current market conditions, the Company currently expects total loan originations for the fiscal year 2019 to be approximately RMB90 billion to RMB100 billion. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern time on March 14, 2019 (7:00 PM Beijing/Hong Kong time on March 14, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	1 845 675 0437 or 1 866 519 4004

International:	65 6713 5090

Hong Kong:	800 906 601 or 852 3018 6771

China:	400 6208 038 or 800 8190 121

Participants should dial-in at least 5 minutes before the scheduled start time and use the following passcode:

Passcode:	5447369

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until March 21, 2019, by dialing the following telephone numbers:

United States:	1 855 452 5696 or 1 646 254 3697

International:	61 2 8199 0299

Replay Access Code:	5447369

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of user funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

For more information, please visit http://ir.lexin.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income and non-GAAP EBIT, two non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses, interest expense associated with convertible loans, investment-related impairment and investment income and we define non-GAAP EBIT as net income excluding income tax expense/(benefit), share-based compensation expenses, interest expense, net, investment-related impairment, and investment income.

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible loans, investment-related impairment and investment income. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense/(benefit), share-based compensation expenses, interest expense, net, investment-related impairment, and investment income. We also believe that the use of these non-GAAP financial measures facilitate investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible loans, income tax expense/(benefit), interest expense, net, investment-related impairment and investment income have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands, except for share and per share data)	December 31, 2017	December 31, 2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,126,475	1,148,292	167,012
Restricted cash	561,922	1,266,536	184,210
Restricted time deposits	6,750	344,212	50,064
Short-term financing receivables, net	9,857,209	5,140,634	747,674
Accrued interest receivable	129,622	82,943	12,064
Prepaid expenses and other current assets	945,258	923,827	134,365
Amounts due from related parties	9,447	—	—
Risk safeguard fund receivable, net	—	395,025	57,454
Contract assets and service fees receivable, net	—	946,293	137,633
Inventories, net	101,653	57,196	8,319
Total current assets	12,738,336	10,304,958	1,498,795
Non-current assets
Restricted cash	46,889	82,306	11,971
Restricted time deposits	600	—	—
Long-term financing receivables, net	1,785,045	1,283,036	186,610
Risk safeguard fund receivable, net	—	116,208	16,902
Contract assets and service fees receivable, net	—	291,784	42,438
Property, equipment and software, net	63,125	82,420	11,987
Long-term investments	23,485	186,073	27,063
Deferred tax assets	38,841	94,598	13,759
Other assets	33,263	29,192	4,247
Total non-current assets	1,991,248	2,165,617	314,977
TOTAL ASSETS	14,729,584	12,470,575	1,813,772
LIABILITIES

Current liabilities
Accounts payable	198,177	135,848	19,758
Amounts due to related parties	67,510	14,569	2,119
Short-term borrowings	168,844	438,010	63,706
Short-term funding debts	10,525,134	4,393,834	639,057
Accrued interest payable	290,446	182,280	26,512
Contract liabilities	—	35,335	5,139
Accrued expenses and other current liabilities	1,611,029	2,566,630	373,301
Total current liabilities	12,861,140	7,766,506	1,129,592
Non-current liabilities
Long-term funding debts	166,629	410,094	59,646
Deferred tax liabilities	—	187,183	27,225
Long-term borrowings	289	—	—
Total non-current liabilities	166,918	597,277	86,871
TOTAL LIABILITIES	13,028,058	8,363,783	1,216,463
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	142	158	23
Class B Ordinary Shares	68	68	10
Additional paid-in capital	2,110,957	2,328,716	338,698
Statutory reserves	55,861	200,262	29,127
Accumulated other comprehensive loss	(14,951)	(14,308)	(2,081)
(Accumulated deficit)/Retained earnings	(450,551)	1,591,896	231,532
TOTAL SHAREHOLDERS’ EQUITY	1,701,526	4,106,792	597,309
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,729,584	12,470,575	1,813,772

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statement of Operations

	For the Three Months Ended						For the Year Ended December 31,
(In thousands, except for share and per share data)	December 31, 2017	March 31, 2018*	June 30, 2018*	September 30, 2018*	December 31, 2018		2017	2018
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Online direct sales	673,607	542,899	582,906	570,621	700,254	101,848	2,534,983	2,396,680	348,583
Services and others	18,118	30,094	47,452	57,277	69,091	10,049	31,950	203,914	29,658
Online direct sales and services income	691,725	572,993	630,358	627,898	769,345	111,897	2,566,933	2,600,594	378,241
Interest and financial services income*	657,004	784,381	875,275	622,841	460,146	66,925	2,443,761	2,742,643	398,901
Loan facilitation and servicing fees*	191,442	206,042	487,226	558,016	824,533	119,923	378,892	2,075,817	301,915
Other revenue	53,531	50,302	46,558	41,361	39,621	5,763	192,603	177,842	25,866
Financial services income*	901,977	1,040,725	1,409,059	1,222,218	1,324,300	192,611	3,015,256	4,996,302	726,682
Total operating revenue*	1,593,702	1,613,718	2,039,417	1,850,116	2,093,645	304,508	5,582,189	7,596,896	1,104,923
Operating cost:
Cost of sales	(679,765)	(548,723)	(597,737)	(579,165)	(714,988)	(103,991)	(2,634,142)	(2,440,613)	(354,972)
Funding cost	(222,438)	(257,026)	(263,311)	(208,095)	(169,596)	(24,667)	(792,170)	(898,028)	(130,613)
Processing and servicing cost	(68,267)	(65,934)	(71,161)	(82,490)	(104,420)	(15,187)	(223,916)	(324,005)	(47,125)
Provision for credit losses	(189,197)	(286,791)	(232,125)	(201,114)	(164,026)	(23,857)	(611,869)	(884,056)	(128,581)
Provision for contract assets and other assets*	—	(3,623)	(7,307)	(11,810)	(15,514)	(2,256)	—	(38,254)	(5,564)
Total operating cost*	(1,159,667)	(1,162,097)	(1,171,641)	(1,082,674)	(1,168,544)	(169,958)	(4,262,097)	(4,584,956)	(666,855)
Gross profit*	434,035	451,621	867,776	767,442	925,101	134,550	1,320,092	3,011,940	438,068

Operating expenses:
Sales and marketing expenses	(107,977)	(101,510)	(144,339)	(134,299)	(209,835)	(30,519)	(405,505)	(589,983)	(85,809)
Research and development expenses	(67,007)	(68,093)	(78,518)	(93,599)	(79,955)	(11,629)	(235,292)	(320,165)	(46,566)
General and administrative expenses	(56,590)	(58,641)	(69,638)	(73,479)	(78,101)	(11,359)	(203,635)	(279,859)	(40,704)
Total operating expenses	(231,574)	(228,244)	(292,495)	(301,377)	(367,891)	(53,507)	(844,432)	(1,190,007)	(173,079)
(Loss)/gain on guarantee liabilities	—	—	(20,128)	33,869	94,575	13,755	—	108,316	15,754
Interest expense, net	(7,289)	(3,639)	(6,793)	(8,287)	(4,340)	(631)	(75,517)	(23,059)	(3,354)
Investment-related impairment	(932)	—	(4,841)	—	(10,374)	(1,509)	(932)	(15,215)	(2,213)
Investment income*	—	—	—	18,753	—	—	—	18,753	2,728
Change in fair value of financial guarantee derivatives, net	15,346	(8,075)	21,249	14,071	169,782	24,694	47,355	197,027	28,656
Others, net	292	7,625	(6,286)	(2,577)	3,011	438	28,013	1,773	258
Income before income tax expense*	209,878	219,288	558,482	521,894	809,864	117,790	474,579	2,109,528	306,818
Income tax (expense)/benefit*	(109,440)	(41,428)	105,320	(74,667)	(121,447)	(17,664)	(234,227)	(132,222)	(19,231)
Net income*	100,438	177,860	663,802	447,227	688,417	100,126	240,352	1,977,306	287,587
Pre-IPO Preferred Shares redemption value accretion	(31,628)	—	—	—	—	—	(82,117)	—	—
Income allocation to participating preferred shares	(47,113)	—	—	—	—	—	(132,241)	—	—
Net income attributable to ordinary shareholders*	21,697	177,860	663,802	447,227	688,417	100,126	25,994	1,977,306	287,587

Net income per ordinary share*
Basic	0.18	0.54	2.00	1.32	1.97	0.29	0.23	5.85	0.85
Diluted	0.14	0.49	1.83	1.22	1.91	0.28	0.18	5.45	0.79

Net income per ADS*
Basic	0.35	1.07	4.00	2.64	3.95	0.57	0.46	11.70	1.70
Diluted	0.29	0.98	3.67	2.44	3.82	0.56	0.37	10.90	1.59

Weighted average number of ordinary shares outstanding
Basic	122,444,533	331,158,139	332,208,249	339,262,237	348,699,326	348,699,326	113,620,774	337,883,964	337,883,964
Diluted	195,107,394	361,428,816	362,162,094	367,053,060	360,198,369	360,198,369	140,852,401	362,762,561	362,762,561

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended						For the Year Ended December 31,
(In thousands, except for share and per share data)	December 31, 2017	March 31, 2018*	June 30, 2018*	September 30, 2018*	December 31, 2018		2017	2018
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income*	100,438	177,860	663,802	447,227	688,417	100,126	240,352	1,977,306	287,587
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax*	(33,689)	(43,249)	25,426	12,954	5,512	802	(31,893)	643	93
Total comprehensive income*	66,749	134,611	689,228	460,181	693,929	100,928	208,459	1,977,949	287,680

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands)

	For the Three Months Ended						For the Year Ended December 31,
	December 31, 2017	March 31, 2018*	June 30, 2018*	September 30, 2018*	December 31, 2018		2017	2018
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted Net Income to Net Income
Net income*	100,438	177,860	663,802	447,227	688,417	100,126	240,352	1,977,306	287,587
Add: Share-based compensation expenses	19,199	27,311	32,249	37,665	25,411	3,696	75,736	122,636	17,837
Interest expense associated with convertible loans	5,878	—	—	—	—	—	71,867	—	—
Investment-related impairment	932	—	4,841	—	10,374	1,509	932	15,215	2,213
Investment income*	—	—	—	(18,753)	—	—	—	(18,753)	(2,728)
Adjusted net income*	126,447	205,171	700,892	466,139	724,202	105,331	388,887	2,096,404	304,909
Net income attributable to ordinary shareholders*	21,697	177,860	663,802	447,227	688,417	100,126	25,994	1,977,306	287,587
Add: Share-based compensation expenses	19,199	27,311	32,249	37,665	25,411	3,696	75,736	122,636	17,837
Interest expense associated with convertible loans	5,878	—	—	—	—	—	71,867	—	—
Investment-related impairment	932	—	4,841	—	10,374	1,509	932	15,215	2,213
Investment income*	—	—	—	(18,753)	—	—	—	(18,753)	(2,728)
Adjusted net income attributable to ordinary shareholders*	47,706	205,171	700,892	466,139	724,202	105,331	174,529	2,096,404	304,909
Adjusted net income per ordinary share*
Basic	0.39	0.62	2.11	1.37	2.08	0.30	1.54	6.20	0.90
Diluted	0.24	0.57	1.94	1.27	2.01	0.29	1.24	5.78	0.84
Adjusted net income per ADS*
Basic	0.78	1.24	4.22	2.75	4.15	0.60	3.07	12.41	1.80
Diluted	0.49	1.14	3.87	2.54	4.02	0.58	2.48	11.56	1.68
Weighted average number of ordinary shares outstanding
Basic	122,444,533	331,158,139	332,208,249	339,262,237	348,699,326	348,699,326	113,620,774	337,883,964	337,883,964
Diluted	195,107,394	361,428,816	362,162,094	367,053,060	360,198,369	360,198,369	140,852,401	362,762,561	362,762,561

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands)

	For the Three Months Ended						For the Year Ended December 31,
	December 31, 2017	March 31, 2018*	June 30, 2018*	September 30, 2018*	December 31, 2018		2017	2018
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income
Net income*	100,438	177,860	663,802	447,227	688,417	100,126	240,352	1,977,306	287,587
Add: Income tax expense/(benefit)*	109,440	41,428	(105,320)	74,667	121,447	17,664	234,227	132,222	19,231
Share-based compensation expenses	19,199	27,311	32,249	37,665	25,411	3,696	75,736	122,636	17,837
Interest expense, net	7,289	3,639	6,793	8,287	4,340	631	75,517	23,059	3,354
Investment-related impairment	932	—	4,841	—	10,374	1,509	932	15,215	2,213
Investment income*	—	—	—	(18,753)	—	—	—	(18,753)	(2,728)
Non-GAAP EBIT*	237,298	250,238	602,365	549,093	849,989	123,626	626,764	2,251,685	327,494

* The financial information for each of the first three quarters of 2018 has been revised to reflect the application of all applicable new accounting standards. Please refer to the detail discussion in section of “Changes in Accounting Policies “